Exhibit 11

Computation of Net Income Per Common Share

	December 31
	2003	2002	2001
Net Income(Loss)	$(964,471)	$170,009	$721,741

Weighted Average of Common
Shares Outstanding	1,604,163	1,604,163	1,604,163
Dilutive Effect of Stock Option	0(1)	42,869	63,641

	1,604,163	1,647,032	1,667,804

Basic Net Income(Loss) Per Common Share	$(.60)	$.11	$.45

Dilutive Net Income(Loss) Per Common Share	$(.60)	$.10	$.43

(1)	Dilutive effect of stock options is 38,428 however, because of the loss, the effect is antidilutive and not used.

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